SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

National R.V. Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

637277104

(CUSIP Number)

Bryant R. Riley

11100 Santa Monica Boulevard, Suite 800

Los Angeles, California 90025

(310) 966-1444

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637277104	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,072,683[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 89,150[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,072,683[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 89,150[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.37%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 1,072,683 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 89,150 shares of Common Stock owned of record by investment advisory clients of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares pursuant to Rule 13d-4.

3

Based on 10,339,484 shares of Common Stock outstanding at July 26, 2006, as reported in National RV Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 8, 2006.

CUSIP No. 637277104	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON SACC Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,072,683
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,072,683
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,683
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.37%[1]
14	TYPE OF REPORTING PERSON* IA

———————

1

Based on 10,339,484 shares of Common Stock outstanding at July 26, 2006, as reported in National RV Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 8, 2006.

CUSIP No. 637277104	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 500
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 500
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON* BD

CUSIP No. 637277104	13D	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 25,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 25,000
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.24%[1]
14	TYPE OF REPORTING PERSON* EP

———————

1

Based on 10,339,484 shares of Common Stock outstanding at July 26, 2006, as reported in National RV Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 8, 2006.

CUSIP No. 637277104	13D	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,098,183[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 89,150[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,098,183[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 89,150[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,098,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.62%[3]
14	TYPE OF REPORTING PERSON* IN

———————

Includes 1,072,683 shares of Common Stock owned by SACC Partners LP. Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 1,072,683 shares owned of record by SACC Partners LP. Also, includes 500 shares of Common Stock owned by B. Riley & Co., Inc. Because Mr. Riley, in his role as Chairman and sole equity owner of B. Riley & Co., Inc. controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 500 shares owned of record by B. Riley & Co., Inc. Also, includes 25,000 shares of Common Stock owned by B. Riley & Co. Retirement Trust. Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 25,000 shares owned of record by B. Riley & Co. Retirement Trust.

CUSIP No. 637277104	13D	Page 7 of 10 Pages

Riley Investment Management LLC has shared voting and dispositive power over 89,150 shares of Common Stock owned by investment advisory clients of Riley Investment Management LLC. Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory clients, Mr. Riley disclaims beneficial interest in these shares.

Based on 10,339,484 shares of Common Stock outstanding at July 26, 2006, as reported in National RV Holdings, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 8, 2006.

CUSIP No. 637277104	13D	Page 8 of 10 Pages

Item 1.

Security and Issuer

Common Stock of National RV Holdings, Inc.

3411 N. Perris Blvd.

Perris, CA  92571

Item 2.

Identity and Background

(a)

SACC Partners LP (Delaware limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

B. Riley & Co., Inc.  (Delaware corporation)

B. Riley & Co. Retirement Trust (employee benefit plan)

Mr. Bryant R. Riley (individual residing in California)

(b)

(i)

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(ii)

11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA 90025

(c)

Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser.  RIM is the investment adviser to and general partner of SACC Partners LP (“SACC”).  Mr. Riley owns all of the outstanding shares of B. Riley & Co., Inc., (“BRC”) an NASD member broker-dealer.  Mr. Riley is a Trustee of the B. Riley & Co. Retirement Trust (“BRCRT”).  Mr. Riley, RIM and SACC are located at the address specified in (b)(i) above.  BRC and BRCRT are located at the address specified in (b)(ii) above.

(d)

N/A

(e)

N/A

(f)

United States

Item 3.

Source or Amount of Funds or Other Consideration

SACC Partners LP’s purchases were paid for with partnership funds.  Advisory clients of Riley Investment Management LLC paid for purchases in accounts of the advisory clients.  Purchases by the B. Riley & Co. Retirement Trust were paid for with employee benefit funds as deposited into the Trust.  B. Riley & Co. paid for its purchases with corporate funds.

Item 4.

Purpose of the Transaction

The Reporting Persons collectively are the beneficial owners of 1,098,183 shares of Common Stock. The Reporting Persons acquired Issuer’s securities reported on this Schedule 13D because they believed such securities represented an attractive investment.

Item 5.

Interest in Securities of the Issuer

(a)

SACC owns 1,072,683 shares of Common Stock.  Because RIM has sole voting and investment power over SACC Partners LP’s security holdings, and Mr. Riley, in his role as the sole manager

CUSIP No. 637277104	13D	Page 9 of 10 Pages

of RIM, controls its voting and investment decisions, each of SACC, RIM, and Mr. Riley may be deemed to have beneficial ownership of the 1,072,683 shares owned of record by SACC, which represent approximately 10.37% of the outstanding Common Stock.

One of RIM’s clients owns 89,150 shares of Common Stock.  Although RIM, and Mr. Riley, in his role as sole manager of RIM, maintain shared voting and investment power over the 89,150 shares of Common Stock, RIM and Mr. Riley disclaim beneficial ownership of such shares, which represent approximately 0.86% of the outstanding Common Stock.

BRC owns 500 shares of Common Stock.  Because Mr. Riley, in his role as Chairman and sole equity owner, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 500 shares owned of record by BRC, which represent approximately 0.00% of the outstanding Common Stock.

BRCRT owns 25,000 shares of Common Stock.  Because Mr. Riley, in his role as Trustee, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 25,000 shares owned of record by BRCRT, which represent approximately 0.24% of the outstanding Common Stock.

(b)

Mr. Riley has sole power to vote and dispose or direct the disposition of all shares held of record by SACC, BRC and BRCRT.

(c)

Transactions effected in Common Stock that have taken place in the past sixty days are as follows:

	Transaction Code	Quantity	Trade Date	Price
SACC	Buy	45,850	8/24/2006	$3.997
RIM	Buy	4,150	8/24/2006	$3.997

(d)

As the beneficial owner of 89,150 shares of the Issuer’s Common Stock, RIM’s clients referenced to above are entitled to any dividends or proceeds paid, not any of the Reporting Persons.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

One of RIM’s clients owns 89,150 shares of Common Stock.  The agreement between these clients and RIM states that RIM acts as a discretionary investment advisor and directs the client’s investment in the Issuer.  Mr. Riley and RIM disclaim beneficial ownership in these 89,150 shares.

Item 7.

Material to be filed as Exhibits

None

CUSIP No. 637277104	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2006

SACC Partners LP
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Partner

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

B. Riley & Co., Inc.

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

By:	/s/ Bryant R. Riley
Bryant R. Riley